FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

Alamos Gold Announces Results of the Annual General
Meeting of Shareholders

Toronto, Ontario (May 28, 2026) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported a summary of the voting results of its Annual General Meeting of Shareholders (the “Meeting”).
Results of the Meeting
The Company is reporting the voting results of its Meeting held virtually on Thursday, May 28, 2026. The summary of the results are as follows:

Total Shares Voted:                329,215,496
Total Shares Issued and Outstanding:     419,965,411
Total Percentage of Shares Voted:         78.39%

1.Election of Directors
Each of the nominee directors listed in Alamos’ management proxy circular dated April 10, 2026 was elected as a director as set forth in the table below:

Name of Nominee	Vote For	%	Withheld Vote	%
J. Robert S. Prichard	297,714,206	98.53	4,444,583	1.47
Alexander Christopher	301,307,217	99.72	851,571	0.28
Elaine Ellingham	300,700,522	99.52	1,458,266	0.48
David Fleck	294,304,679	97.40	7,854,109	2.60
Serafino Tony Giardini	301,177,400	99.68	981,388	0.32
Claire Kennedy	295,592,954	97.83	6,565,835	2.17
Chana Martineau	301,146,284	99.66	1,012,504	0.34
John A. McCluskey	301,689,290	99.84	469,498	0.16
Richard McCreary	301,317,965	99.72	840,823	0.28
Monique Mercier	293,275,001	97.06	8,883,787	2.94
Shaun Usmar	301,231,017	99.69	927,771	0.31

TRADING SYMBOL: TSX:AGI NYSE:AGI

2.Re-Appointment and Compensation of Auditors
KPMG LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

	Vote For	%	Withheld Vote	%
KPMG LLP	297,309,281	90.31	31,906,213	9.69

3.Approval of Approach to Executive Compensation
The non-binding advisory resolution approving the Company’s approach to Executive Compensation was passed.

	Vote For	%	Vote Against	%
Executive Compensation	287,644,419	95.20	14,514,366	4.80

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects including the IGD Expansion, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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